FOOD FOR THOUGHT, LLC
D/B/A LOBSTAH ON A ROLL BOSTON

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Food for Thought, LLC d/b/a Lobstah On A Roll Boston
State of Organization	Massachusetts
Date Company Was Formed	August 1, 2017
Kind of Entity (Check One)	Limited Liability Company
Street Address	89 Eastern Ave, Woburn MA, 01801
Website Address	https://lobstahonaroll.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	David Spinney	
All positions with the Company and How Long for Each Position	Position Co-Founder & Managing Director	How Long Since Incorporation
Business Experience During Last Three Years	Sales	
Principal Occupation During Last Three Years	Sales	



Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Metro West Subaru	Business Vehicle Dealership

Name	Joseph Marcus	
All positions with the Company and How Long for Each Position	Position Co-Founder & Managing Director	How Long Since Incorporation
Business Experience During Last Three Years	Finance Manager	
Principal Occupation During Last Three Years	Finance Manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Lev Kia of Framingham	Business Vehicle Dealership

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	**David Spinney**
Name	**Joseph Marcus**

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

THE OPPORTUNITY

Invest in Lobstah on a Roll's flagship South End location, serving heavily-portioned Lobster Rolls in a fast-casual New England environment.

Share in the revenue of a critically acclaimed South End eatery with expansion plans across New England

Founded in 2017, Lobstah on a Roll opened its first location in the South End. Already known for its neighborhood feel and variety of counter service-style offerings including craft sandwiches and breakfast menu, the core draw is the eponymous lobster rolls, served in a standard six-inch form and at foot-long increments up to the 60-inch "Monstah"; the larger rolls require advance ordering.

BUSINESS PERFORMANCE
- Over $500k in gross revenue in first year of operations
- $1,217 Revenue Per Square Foot (More than double the Fast Casual industry standard)
- 20%+ Growth Year to Date 2019
- Second Location launched April 2019 in Salem, MA, with more on the way

BUSINESS MODEL
- Fast-Casual storefront
- Overstuffed Lobster Rolls, Sandwiches, Chowder and more

Catering
- 6 FOOT Monstah on a Roll



- Prepared Soups and Sandwiches

Q&A WITH CO-FOUNDER JOE MARCUS

Q: Tell us about your business: What are you most excited about when people visit?

A: "Our business is one of a kind. There is nothing exactly like [our concept] in the country; we focus on our lobster rolls primarily, serving heavy portion sizes of quality crustaceans. The bread is made specifically for us, a soft vessel to keep the lobster in its place". "We always hear from our customers that this lobster roll is special; from the bespoke bread to freshly prepped lobster, fixed the way you want (New England or Connecticut style)."

Q: Why do you think Lobstah on a Roll will be a huge success?

A: "We knew Lobstah on a roll was going to be a huge success from the beginning; immediately we started getting accolades in the press. Press aside, customers were giving us 'thumbs up' on facebook, great reviews on Yelp and Google, and recommendations on Trip Advisor. We even had some calling into radio stations to spread the good word."

Q: What is your favorite menu item? What is your most popular menu item?

A: "My favorite item is the Charles River Po Boy. Grilled Colossal shrimp, butter lettuce, tomato and house made remoulade... (Trails off in thought)"

Q: Do you offer more than just Lobster Rolls?

A: "Lobstah on a Roll offers craft sandwiches, soups, lobster bisques, and of course Clam Chowdah done right!"

PRESS!
Eater Boston

Boston's Most Buzz-worthy Restaurants

Sampan Food Review

Phantom Gourmet

Boston.com



§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 6 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$25,000
Offering Deadline	July 31, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT



Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$1,500	$6,420
Operating Capital	$23,500	$50,000
Debt Consolidation	$0	$35,000
Marketing	$0	$15,580
TOTAL	$25,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES



Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP

1.5×

PERCENTAGE OF REVENUE*

1.0% - 4.3%**

SENIORITY

Subordinated

MATURITY DATE

Dec. 31, 2025



SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 1.0% and a maximum rate of 4.3% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.0%
$45,500	1.8%
$66,000	2.7%
$93,300	3.7%
$107,000	4.3%

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
•   The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
•   If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
•   Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
•   By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
As a result, you should plan to hold your Note until maturity.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.



Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest, whereas the Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
David Spinney	50%
Joseph Marcus	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued



The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
Berkshire Bank	$9,998.32	6.75%	8/24/2022	Line of Credit
Cotton Capital	$23,100.48	12.00%	6/1/2021	Related to lease agreement
Firstmark	$44,784.82	12.40%	11/3/2024	N/A
Gilbrator	$118,111.25	23.00%	5/30/2020	Currently negotiating a settlement on sale of receivables

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction with insiders, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION



In 2018, the Company had $558,819 of revenue, with cost of goods sold (COGS) of $261,744, which results in gross profit of $297,075. Thus, the Company had a gross profit margin of 53.2%. In 2018, the Company had expenses of $475,347, which consisted primarily of wages, interest, rent, depreciation, professional fees, and credit card fees. This resulted in net income for the Company of -$174,077, which indicates a net income margin of -31.2% for the period.

In 2018, the Company had total assets of $124,044, which was comprised of current assets of $34,623, fixed assets of $58,788, and other assets of $30,063. For liabilities, the Company had current liabilities of $116,216 and long term liabilities of $104, 380. For total equity as of 12/31/2018, the Company had -$198,781. With a current ratio of 0.30 the Company's liquidity position is not strong and will require significant increases in revenue or additional financing to sustainably continue operations.

In 2017, the Company had $59,808 of revenue, with cost of goods sold (COGS) of $42,124, which results in gross profit of $17,684. Thus, the Company had a gross profit margin of 29.6%. In 2017, the Company had expenses of $82,852, which consisted primarily of wages, interest, rent, depreciation, advertising, and professional fees. This resulted in net income for the Company of -$65,167, which indicates a net income margin of -27.1% for the period.

In 2017, the Company had total assets of $104,481, which was comprised of current assets of $14,603, fixed assets of $78,390, and other assets of $11,489. For liabilities, the Company had current liabilities of $38,500 and long term liabilities of $118,966. For total equity as of 12/31/2017, the Company had -$52,985.

As of the date of this Form C filing, the Company has a significant amount of debt as detailed in §227.201(p) of the offering memorandum. Depending on the total amount raised in the offering, the Company may use a portion of the offering proceeds to refinance some or all of its outstanding indebtedness. For more information on the manner in which the Company expects to use the funds raised in the offering, please see §227.201(i) of the offering memorandum.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements
Please see Appendix B for historical financial statements

Pro Forma Income Statement
In order to illustrate the future earning potential of the Company, the Company provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.



	Year 1	Year 2	Year 3	Year 4	Year 5
Income		10%	5%	5%	5%
Food sales	648,000	$ 712,800	$ 748,440	$ 785,862	$ 825,155
Sales - Catering	-	20000 $	21,000 $	22,050 $	23,153
Sales - Delivery	-	25000 $	26,250 $	27,563 $	28,941
Total Sales	648,000	757,800	795,690	835,475	877,248
Expenses					
Food Cost	213,840	250,074	262,578	275,707	289,492
Pay Roll	190,800	223,130	234,287	246,001	258,301
Pay Roll Tax,Bens Wrkr Comp	22,896	26,776	28,114	29,520	30,996
Restaurant Supplies	1,800	2,105	2,210	2,321	2,437
Advertising	2,750	3,216	3,377	3,546	3,723
Professional Fees	13,575	13,914	14,262	14,619	14,984
Credit Card Fees	22,680	26,523	27,849	29,242	30,704
Operating Expense	10,605	12,402	13,022	13,673	14,357
G&A Expense	2,400	2,807	2,947	3,094	3,249
Rent	40,800	41,820	42,866	43,937	45,036
Utilities	21,600	25,260	26,523	27,849	29,242
Meal Tax @7%	45,360	53,046	55,698	58,483	61,407
Vendors	7,200	8,420	8,841	9,283	9,747
Licenses	3,000	3,075	3,152	3,231	3,311
Insurance	5,000	5,125	5,253	5,384	5,519
Total Expenses	604,306	697,693	730,979	765,889	802,505
	-				
Profit/ Loss	43,694	60,107	64,711	69,585	74,744

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar



§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://lobstahonaroll.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$109,152	$104,482
Cash & Cash Equivalents	$10,463	$11,581
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$156,182	$92,677
Revenues/Sales	$558,819	$59,808
Cost of Goods Sold	$261,744	$42,124
Taxes Paid	$0	$0
Net Income	($174,077)	($64,960)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

